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                          April 6, 2021

       Paul Lohrey
       Chief Executive Officer
       iShares S&P GSCI Commodity-Indexed Trust
       400 Howard Street
       San Francisco, CA 94105

                                                        Re: iShares S&P GSCI
Commodity-Indexed Trust
                                                            Registration
Statement on Form S-3
                                                            Filed April 1, 2021
                                                            File No. 333-254992

       Dear Mr. Lohrey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Clifford R. Cone, Esq.